EXHIBIT 99.3
                                                                    ------------



NEWS RELEASE


FEBRUARY 10, 2004



ARC ENERGY TRUST RELEASES YEAR-END RESERVES INFORMATION
--------------------------------------------------------------------------------

CALGARY, FEBRUARY 10, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust ("ARC") released today its 2003 year-end reserves information. (1)

HIGHLIGHTS

         o Replaced 424 per cent of annual production at an all in annual Finding, Development and Acquisition ("FD&A") cost of $8.50 per barrel of oil equivalent ("boe") before consideration of future development capital ("FDC") for the proved plus probable reserves category; including FDC, the FD&A cost was $10.54 per boe.

         o Three year average proved plus probable FD&A costs for 2003 were $9.07 per boe excluding FDC and $10.52 per boe including FDC.

         o FD&A costs for proved reserves for 2003 were $10.78 per boe excluding FDC and $12.66 per boe including FDC; the three year average values were $10.69 per boe and $11.96 per boe, respectively.

         o Proved reserves increased 30 per cent from 156 million boe ("mmboe") at year-end 2002 to 202 mmboe at year-end 2003; proved plus probable reserves increased 35 per cent from 185 mmboe (established reserves) to 250 mmboe.

         o        Proved plus probable reserve life index ("RLI") increased to
                  12.4 years while the proved RLI remained unchanged at 10.1 years.

         o Recorded positive reserve revisions, including infill drilling, of 8.1 mmboe proved and 14.7 mmboe proved plus probable. These revisions represent increases of 4.2 per cent and 6.2 per cent for the proved and proved plus probable categories, respectively. Positive reserve revisions have been achieved every year since inception of the Trust.

         o Development of the newly discovered Cranberry Slave Point D pool in northern Alberta commenced.

RESERVES

Based on an independent engineering evaluation conducted by Gilbert Laustsen Jung Associates Ltd. ("GLJ") effective January 1, 2004 and prepared in accordance with National Instrument ("NI") 51-101, ARC had proved plus probable reserves of 250 mmboe (2). This is an increase of 65 mmboe from the 185 mmboe of established reserves recorded at year-end 2002. Under NI 51-101's revised reserve definitions and evaluation standards, proved plus probable reserves represent a "best estimate" and hence are compared to prior years' "established" reserves which were comprised of proved plus 50 per cent of probable reserves. A more complete description of changes in reporting standards required by NI 51-101 is contained in the appendix to this release. Reserve additions of 85 mmboe prior to production represent a 424 per cent replacement of the 19.8 mmboe produced during 2003.

Proved developed producing reserves represent 64 per cent of proved plus probable reserves while total proved reserves account for 81 per cent of proved plus probable reserves. These percentages compare to 69 and 84 per cent, respectively, last year. This modest decline primarily relates to an increase in proved undeveloped and probable reserves associated with an expanded future shallow gas drilling program in southeast Alberta and southwest Saskatchewan. At a 10 per cent discount factor, the proved producing reserves make up 77 per cent of the proved plus probable value while total proved reserves account for 88 per

------------------------
(1) Reserves are stated on a company interest basis (before royalty burdens and including royalty interests) unless noted otherwise, to be consistent with prior disclosure and reflect forecast price assumptions corresponding to GLJ's January 2004 price forecast. This report contains several cautionary statements that are specifically required by NI 51-101.

(2) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 11, 2004
Page 2
--------------------------------------------------------------------------------

cent of the proved plus probable value. Approximately 52 per cent of ARC's reserves are crude oil and natural gas liquids and 48 per cent are natural gas on a 6:1 boe conversion basis.


RESERVES SUMMARY 2003

------------------------------------------------------------------------------------------------------------------------
COMPANY INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE)

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil      NGL's        Gas          2003         2002
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
------------------------------------------------------------------------------------------------------------------------
Proved Producing                       69,884       4,264      74,148     10,359      446.9       158,990      128,664
Proved Developed Non-Producing          1,015           0       1,015        227       19.6         4,514        4,344
Proved Undeveloped                     14,787         151      14,938      1,539      133.5        38,725       22,633
Total Proved                           85,686       4,415      90,101     12,125      600.0       202,229      155,640
Proved plus Probable                  109,629       5,447     115,076     14,587      720.2       249,704      185,371(a)
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
WORKING INTEREST (BEFORE ROYALTIES)

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil      NGL's        Gas          2003         2002
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
------------------------------------------------------------------------------------------------------------------------
Proved Producing                       69,790       3,899      73,689     10,148      434.0       156,177      126,902
Proved Developed Non-Producing          1,014           0       1,014        227       19.6         4,508        4,332
Proved Undeveloped                     14,779         151      14,930      1,538      133.4        38,697       22,601
Total Proved                           85,583       4,050      89,633     11,913      587.0       199,382      153,835
Proved plus Probable                  109,502       5,028     114,530     14,341      705.6       246,468      183,289(a)
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
NET INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE - ROYALTIES PAYABLE)

                                    Light and                                                         Oil          Oil
                                       Medium       Heavy       Total               Natural    Equivalent   Equivalent
                                    Crude Oil   Crude Oil   Crude Oil      NGL's        Gas          2003         2002
                                       (mbbl)      (mbbl)      (mbbl)     (mbbl)      (bcf)        (mboe)       (mboe)
------------------------------------------------------------------------------------------------------------------------
Proved Producing                       61,507       3,661      65,168      7,581      364.5       133,505      107,411
Proved Developed Non-Producing            879           0         879        169       15.2         3,575        3,471
Proved Undeveloped                     13,118         144      13,262      1,132      108.5        32,484       18,790
Total Proved                           75,504       3,805      79,309      8,882      488.2       169,564      129,672
Proved plus Probable                   96,479       4,721     101,200     10,733      585.2       209,474      154,579(a)
========================================================================================================================

(a)  Established reserves (proved plus 50% probable) category in 2002

News Release - February 11, 2004
Page 3
--------------------------------------------------------------------------------

RESERVES RECONCILIATION(a) - COMPANY INTEREST VOLUMES

                                          Light and        Heavy        Total                                     Oil
                                       Medium Crude    Crude Oil    Crude Oil        NGL's     Natural     Equivalent
                                         Oil (mbbl)       (mbbl)       (mbbl)       (mbbl)   Gas (bcf)    2003 (mboe)
------------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                              65,624        4,750       70,374        8,863       296.6        128,664
   Exploration Discoveries                    2,018            0        2,018            2         1.2          2,222
   Drilling Extensions                          954            0          954          107         3.1          1,583
   Improved Recovery                          1,328            0        1,328          108         7.9          2,749
   Technical Revisions(b)                     3,332          156        3,488          826        37.1         10,494
   Economic Factors                            -801          -32         -833          -45        -1.2         -1,086
   Acquisitions                              12,464            0       12,464        2,773       194.7         47,681
   Dispositions                              -7,293            0       -7,293         -784       -32.5        -13,485
   Production                                -7,743         -610       -8,353       -1,491       -59.9        -19,832
CLOSING BALANCE                              69,883        4,264       74,147       10,359       446.9        158,990
------------------------------------------------------------------------------------------------------------------------

TOTAL PROVED
OPENING BALANCE                              80,836        4,928       85,764       10,503       356.2        155,640
   Exploration Discoveries                        0            0            0            2         1.1            182
   Drilling Extensions                        2,108            0        2,108          103         4.3          2,935
   Improved Recovery                            510            0          510           61         1.5            817
   Technical Revisions(b)                     3,020          116        3,136          143        29.2          8,145
   Economic Factors                            -835          -19         -854          -35        -1.1         -1,076
   Acquisitions                              17,642            0       17,642        3,713       307.6         72,614
   Dispositions                              -9,852            0       -9,852         -874       -38.8        -17,196
   Production                                -7,743         -610       -8,353       -1,491       -59.9        -19,832
CLOSING BALANCE                              85,686        4,415       90,101       12,125         600        202,229
------------------------------------------------------------------------------------------------------------------------

PROBABLE
OPENING BALANCE (c)                          18,586          791       19,377        1,597        52.5         29,731
   Exploration Discoveries                        0            0            0            0         0.3             45
   Drilling Extensions                       -1,460            0       -1,460          -28        -1.5         -1,734
   Improved Recovery                           -495            0         -495          -18        -0.2           -546
   Technical Revisions(b)                     3,638          234        3,872          306          14          6,511
   Economic Factors                              -3            7            4            1           0              5
   Acquisitions                               5,720            0        5,720          702        59.7         16,380
   Dispositions                              -2,043            0       -2,043          -98        -4.7         -2,917
   Production                                     0            0            0            0           0              0
CLOSING BALANCE                              23,943        1,032       24,975        2,462       120.2         47,475
------------------------------------------------------------------------------------------------------------------------

PROVED PLUS PROBABLE
OPENING BALANCE (d)                          99,422        5,719      105,141       12,100       408.8        185,371
   Exploration Discoveries                        0            0            0            2         1.3            227
   Drilling Extensions                          648            0          648           75         2.9          1,201
   Improved Recovery                             15            0           15           43         1.3            271
   Technical Revisions(b)                     6,658          350        7,008          449        43.2         14,656
   Economic Factors                            -838          -12         -850          -34        -1.1         -1,071
   Acquisitions                              23,362            0       23,362        4,415       367.3         88,994
   Dispositions                             -11,895            0      -11,895         -972       -43.5        -20,113
   Production                                -7,743         -610       -8,353       -1,491       -59.9        -19,832
CLOSING BALANCE                             109,629        5,447      115,076       14,587       720.2        249,704
========================================================================================================================

(a) Definitions of the individual line items in the reconciliation table are presented in the Appendix.
(b) Technical revisions include infill drilling additions of 4,981 mboe proved producing, 6,288 mboe total proved and 7,125 mboe proved plus probable.
(c) 50 per cent of probable reserves included in December 31, 2002 reserve report.
(d)  Established reserves from December 31, 2002 reserve report.

News Release - February 11, 2004
Page 4
--------------------------------------------------------------------------------

NET INTEREST (WORKING INTEREST + ROYALTIES RECEIVABLE - ROYALTIES PAYABLE) (a)

                                          Light and        Heavy        Total                                      Oil
                                       Medium Crude    Crude Oil    Crude Oil        NGL's     Natural      Equivalent
                                         Oil (mbbl)       (mbbl)        (mbbl)      (mbbl)   Gas (bcf)     2003 (mboe)
-----------------------------------------------------------------------------------------------------------------------
PROVED PRODUCING
OPENING BALANCE                              57,778        3,881        61,659       6,417       236.0         107,411
   Exploration Discoveries                    1,774            0         1,774           1         1.0           1,940
   Drilling Extensions                          838            0           838          78         2.6           1,342
   Improved Recovery                          1,167            0         1,167          79         6.4           2,317
   Technical Revisions(b)                     2,680          322         3,002         791        32.0           9,126
   Economic Factors                            -784          -30          -814         -33        -0.8            -975
   Acquisitions                              10,985            0        10,985       1,913       160.4          39,623
   Dispositions                              -6,390            0        -6,390        -568       -25.8         -11,262
   Production                                -6,541         -512        -7,053      -1,097       -47.2         -16,017
CLOSING BALANCE                              61,507        3,661        65,168       7,581       364.5         133,505
-----------------------------------------------------------------------------------------------------------------------

TOTAL PROVED
OPENING BALANCE                              71,095        4,040        75,135       7,567       281.8         129,672
   Exploration Discoveries                        0            0             0           1         0.9             147
   Drilling Extensions                        1,856            0         1,856          75         3.5           2,520
   Improved Recovery                            449            0           449          45         1.2             695
   Technical Revisions(b)                     3,210          295         3,506         325        29.8           8,792
   Economic Factors                            -866          -18          -884         -29        -0.7          -1,026
   Acquisitions                              14,931            0        14,931       2,625       249.6          59,159
   Dispositions                              -8,631            0        -8,631        -630       -30.7         -14,379
   Production                                -6,540         -512        -7,052      -1,097       -47.2         -16,017
CLOSING BALANCE                              75,504        3,805        79,309       8,882       488.2         169,564
-----------------------------------------------------------------------------------------------------------------------

PROBABLE
 OPENING BALANCE(c)                          16,154          669        16,823       1,176        41.4          24,906
   Exploration Discoveries                        0            0             0           0        0.21              37
   Drilling Extensions                       -1,286            0        -1,286         -20        -1.2          -1,506
   Improved Recovery                           -436            0          -436         -13        -0.2            -477
   Technical Revisions(b)                     3,791          241         4,032         272        12.9           6,448
   Economic Factors                              -2            6             4           1           0               8
   Acquisitions                               4,527            0         4,527         507        47.5          12,951
   Dispositions                              -1,773            0        -1,773         -72        -3.7          -2,457
   Production                                     0            0             0           0           0               0
CLOSING BALANCE                              20,975          916        21,891       1,851          97          39,910
-----------------------------------------------------------------------------------------------------------------------

PROVED PLUS PROBABLE
OPENING BALANCE(d)                           87,249        4,709        91,958       8,743       323.3         154,578
   Exploration Discoveries                        0            0             0           1         1.1             184
   Drilling Extensions                          570            0           570          55         2.3           1,014
   Improved Recovery                             13            0            13          32         1.0             218
   Technical Revisions(b)                     7,001          536         7,538         597        42.6          15,240
   Economic Factors                            -868          -12          -880         -28        -0.7          -1,018
   Acquisitions                              19,458            0        19,458       3,132       297.1          72,110
   Dispositions                             -10,404            0       -10,404        -702       -34.4         -16,836
   Production                                -6,540         -512        -7,052      -1,097       -47.2         -16,017
CLOSING BALANCE                              96,479        4,721       101,200      10,733       585.2         209,474
========================================================================================================================

(a) Reconciliations of reserves in Canada on a net reserves basis are more complex than on a company interest reserves basis due to price and rate-sensitive royalties. Various royalty incentive programs can also cause the net Company reserves to change without a change in the company interest reserves.
(b) Technical revisions include infill drilling additions of 4,112 mboe proved producing, 5,182 mboe total proved and 5,879 mboe proved plus probable.
(c) 50 per cent of probable reserves included in December 31, 2002 reserve report.
(d)  Established reserves from December 31, 2002 reserve report.

News Release - February 11, 2004
Page 5
--------------------------------------------------------------------------------


RESERVE LIFE INDEX

ARC's proved plus probable RLI increased to 12.4 years at year-end 2003 while the proved RLI remained unchanged at 10.1 years. The 2003 RLI has been determined by using the GLJ reserves and the 2004 production guidance of 55,000 boe/d previously provided by ARC. The following table summarizes ARC's historical RLI using GLJ forecast information for year-end 2002 and prior years.

RESERVE LIFE INDEX
                                                      ---------------------------------------------------------------
                                                2003      2002       2001       2000      1999       1998       1997
---------------------------------------------------------------------------------------------------------------------
Total Proved                                    10.1      10.1        9.8       10.4      10.1       10.0       10.9
Proved Plus Probable (Established
reserves for 2002 and prior years)              12.4      11.8       11.5       12.1      12.0       11.9       13.0
=====================================================================================================================

NET PRESENT VALUE ("NPV") SUMMARY 2003

ARC's crude oil, natural gas and natural gas liquids reserves were evaluated using GLJ's product price forecasts effective January 1, 2004 prior to provision for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the discounted future net production revenues estimated by GLJ represent the fair market value of the reserves.

NPV OF CASH FLOW USING GLJ JANUARY 1, 2004 ESCALATED PRICES AND COSTS

                                                            Discounted     Discounted      Discounted     Discounted
                                          Undiscounted           at 5%         at 10%          at 15%         at 20%
                                                   $MM             $MM            $MM             $MM            $MM
---------------------------------------------------------------------------------------------------------------------
Proved Producing                                 2,164           1,613          1,308           1,112            977
Proved Developed Non-Producing                      64              42             31              25             21
Proved Undeveloped                                 399             234            142              86             50
Total Proved                                     2,628           1,889          1,481           1,224          1,047
Probable                                           674             341            208             140            101
Proved plus Probable                             3,302           2,231          1,689           1,364          1,148
=====================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 77 per cent of the proved plus probable value while total proved reserves account for 88 per cent of the proved plus probable value. GLJ's price forecast utilized in the evaluation is summarized below.

GLJ JANUARY 1, 2004 PRICE FORECAST

                                         WTI Crude Oil       Edmonton Light Crude Oil            Natural Gas at AECO
Year                                         ($US/bbl)                     ($Cdn/bbl)                   ($Cdn/mmbtu)
---------------------------------------------------------------------------------------------------------------------
2004                                            $29.00                         $37.75                          $5.85
2005                                            $26.00                         $33.75                          $5.15
2006                                            $25.00                         $32.50                          $5.00
2007                                            $25.00                         $32.50                          $5.00
2008                                            $25.00                         $32.50                          $5.00
2009                                            $25.00                         $32.50                          $5.00
2010                                            $25.00                         $32.50                          $5.00
2011                                            $25.00                         $32.50                          $5.00
2012                                            $25.00                         $32.50                          $5.00
2013                                            $25.00                         $32.50                          $5.00
2014                                            $25.00                         $32.50                          $5.00
Escalate thereafter at                         1.5%/yr                        1.5%/yr                        1.5%/yr
=====================================================================================================================

It is important to recognize the significance of the price forecast used in determining the value of ARC's reserves. The GLJ price forecast is lower than the forecasts used by other Calgary based independent

News Release - February 11, 2004
Page 6
--------------------------------------------------------------------------------


engineering evaluators. For reference purposes, the present value of ARC's reserves is also presented using Sproule Associates Limited's ("Sproule") January 2004 price forecast.

NPV OF CASH FLOW USING SPROULE JANUARY 2004 ESCALATED PRICES AND COSTS

                                                           Discounted     Discounted     Discounted       Discounted
                                          Undiscounted          at 5%         at 10%         at 15%           at 20%
                                                   $MM            $MM            $MM            $MM              $MM
---------------------------------------------------------------------------------------------------------------------
Proved Producing                                 2,474          1,778          1,413          1,189            1,036
Proved Developed Non-Producing                      72             46             34             27               22
Proved Undeveloped                                 462            268            163            100               60
Total Proved                                     3,009          2,092          1,609          1,315            1,117
Probable                                           807            393            234            156              111
Proved plus Probable                             3,815          2,485          1,843          1,471            1,228
=====================================================================================================================

At a 10 per cent discount factor, the NPV of the cash flow from ARC's total proved and proved plus probable reserves is 8.6 per cent and 9.2 per cent, respectively, higher than using the GLJ price forecast. The proved producing reserves make up 77 per cent of the proved plus probable value while total proved reserves account for 87 per cent of the proved plus probable value. The increased value using the Sproule forecast results from a combination of a higher value for the GLJ assigned reserves as well as higher reserves resulting from extension of the economic life of certain properties. The Sproule forecast results in incremental reserves of 3.1 mmboe proved and 3.7 mmboe proved plus probable which are not reflected in the GLJ reserves presented herein.

Sproule's price forecast is summarized below.

SPROULE JANUARY 1, 2004 PRICE FORECAST
---------------------------------------------------------------------------------------------------------------------
                                         WTI Crude Oil         Edmonton Light Crude Oil          Natural Gas at AECO
Year                                         ($US/bbl)                       ($Cdn/bbl)                 ($Cdn/mmbtu)
---------------------------------------------------------------------------------------------------------------------
2004                                            $29.63                           $37.99                        $6.04
2005                                            $26.80                           $34.24                        $5.36
2006                                            $25.76                           $32.87                        $4.80
2007                                            $26.14                           $33.37                        $4.91
2008                                            $26.53                           $33.87                        $4.98
2009                                            $26.93                           $34.38                        $5.05
2010                                            $27.34                           $34.90                        $5.14
2011                                            $27.75                           $35.43                        $5.24
2012                                            $28.16                           $35.96                        $5.33
2013                                            $28.58                           $36.50                        $5.43
2014                                            $29.01                           $37.05                        $5.52
Escalate thereafter at                         1.5%/yr                          1.5%/yr                      1.5%/yr
=====================================================================================================================

NI 51-101 requires that the reserve evaluation also be presented using constant prices and costs effective December 31, 2003. Following are the values determined using this constant price analysis.

News Release - February 11, 2004
Page 7
--------------------------------------------------------------------------------


NPV OF CASH FLOW USING DECEMBER 31, 2003 CONSTANT PRICES AND COSTS

                                                            Discounted     Discounted      Discounted     Discounted
                                          Undiscounted           at 5%         at 10%          at 15%         at 20%
                                                   $MM             $MM            $MM             $MM            $MM
---------------------------------------------------------------------------------------------------------------------
Proved Producing                                 3,070           2,197          1,731           1,443          1,245
Proved Developed Non-Producing                      83              54             40              32             26
Proved Undeveloped                                 621             380            249             169            117
Total Proved                                     3,774           2,631          2,021           1,644          1,389
Probable                                           923             475            294             202            148
Proved plus Probable                             4,697           3,105          2,314           1,846          1,537
=====================================================================================================================

At a 10 per cent discount factor, the proved producing reserves make up 75 per cent of the proved plus probable value while total proved reserves account for 87 per cent of the proved plus probable value. The prices utilized in the constant price evaluation are summarized below.

CONSTANT PRICES AT DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------------------------
                                        WTI Crude Oil          Edmonton Light Crude Oil           Natural Gas at AECO
Year                                        ($US/bbl)                        ($Cdn/bbl)                  ($Cdn/mmbtu)
---------------------------------------------------------------------------------------------------------------------
2004 and thereafter                            $32.52                            $40.81                         $6.09
=====================================================================================================================

NET ASSET VALUE

The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Trust's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

NAV AT DECEMBER 31, 2003 (a)
---------------------------------------------------------------------------------------------------------------------
                                                                               GLJ          Sproule          Constant
$Millions                                                           Price Forecast   Price Forecast    Price Forecast
---------------------------------------------------------------------------------------------------------------------
Value of Proved Plus Probable Reserves discounted @ 10%                     $1,689           $1,843            $2,314
Undeveloped Lands (b)                                                           50               50                50
Working Capital Deficit (including current portion of debt)                    -39              -39               -39
Reclamation Fund                                                                17               17                17
Long-term Debt                                                                -223             -223              -223
Asset Retirement Obligation (c)                                                -27              -27               -27
---------------------------------------------------------------------------------------------------------------------
Net Asset Value                                                             $1,467           $1,621            $2,092
Units Outstanding (000's) (d)                                              182,777          182,777           182,777
---------------------------------------------------------------------------------------------------------------------
NAV/UNIT                                                                     $8.03            $8.87            $11.45
=====================================================================================================================

(a) Financial information is taken from ARC's year-end audited financial statements.
(b)  Internal estimate.
(c) The Asset Retirement Obligation ("ARO") is calculated based on the same methodology that was used to calculate the ARO on ARC's year-end audited financial statements, except for the future expected ARO costs were discounted at 10 per cent and $21.5 million relating to well abandonment was deducted as that amount has been incorporated in the Value of Proved Plus Probable reserves discounted at 10 per cent as per NI 51-101.
(d) Represents total trust units outstanding and issuable for exchangeable shares as at December 31, 2003.

In the absence of adding reserves to the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. The evaluation includes future capital expenditure expectations required to bring undeveloped reserves on production. ARC works continuously to add value, improve profitability and increase reserves which enhances the Trust's NAV. Success in this regard is reflected in the positive reserve revisions that ARC has achieved every year since inception.

News Release - February 11, 2004
Page 8
--------------------------------------------------------------------------------


In order to determine the "going concern" value of the Trust, a more detailed assessment would be required of the upside potential of specific properties and the ability of the ARC team to continue to make value-adding capital expenditures. At inception of the Trust on July 16, 1996, the NAV was determined to be $11.42 per unit based on a 10 per cent discount rate; since that time, including the January 15, 2004 distribution, the Trust has distributed $12.44 per unit. Despite having distributed more cash than the initial NAV, the NAV as at December 31, 2003 was $8.03 per unit using GLJ prices, $8.87per unit using Sproule prices and $11.45 per unit using constant prices and costs. NAV per unit increased $0.22 per unit during 2003 after distributing $1.80 per unit to unitholders. Following is a summary of historical NAV's calculated at each of the Trust's year-ends utilizing GLJ price forecasts.

HISTORICAL NAV - DISCOUNTED AT 10 PER CENT
---------------------------------------------------------------------------------------------------------------------
$Millions, except per unit amounts                      2003        2002        2001       2000       1999       1998
---------------------------------------------------------------------------------------------------------------------
Value of established reserves                         $1,689      $1,302      $1,216       $945       $530       $278
Undeveloped lands                                         50          20          22          6         12          3
Reclamation fund                                          17          13          10         10          7          5
Long term debt, net of working capital                  (262)       (348)       (289)      (109)      (125)       (74)
Asset retirement obligation                            (27.0)         --          --         --         --         --
---------------------------------------------------------------------------------------------------------------------
Net asset value                                       $1,467        $987        $959       $852       $424       $211
Units outstanding (000's)                            182,777     126,444     111,692     72,524     53,607     25,604
---------------------------------------------------------------------------------------------------------------------
NAV per unit                                           $8.03       $7.81       $8.59     $11.74      $7.92      $8.25
=====================================================================================================================

ACQUISITIONS AND DISPOSITIONS

ARC was very active on the acquisition and disposition fronts during 2003. The most significant event was the $722 million acquisition of Star Oil and Gas Ltd. ("Star") in April 2003. This was the largest acquisition the trust has completed to date and significantly enhanced the already high quality of ARC's properties and balanced ARC's production and reserves between crude oil and natural gas liquids and natural gas. ARC also completed $176.5 million of dispositions during 2003, most of which occurred in two separate transactions. In conjunction with the Star acquisition ARC disposed of a large block of exploration oriented assets, then later in the year disposed of a group of minor properties that ARC no longer viewed as core to our asset base. In addition to the three transactions discussed above, ARC participated in approximately 25 other minor property acquisitions and dispositions as part of its normal course of business. In total, ARC's net acquisitions were 68.9 mmboe of proved plus probable reserves at a cost of $560 million ($8.13 per boe excluding FDC).


DEVELOPMENT ACTIVITIES

In 2003, ARC spent $156 million on development activities and added 15.3 mmboe of proved plus probable reserves. In total, ARC drilled 200 operated wells with a 99 per cent drilling success rate. The most active areas were the shallow gas regions in southeastern Alberta and southwestern Saskatchewan where 145 successful gas wells were drilled. Ante Creek in northern Alberta continued to be an active area for ARC with 16 successful oil wells having been drilled in 2003.

Another major area of activity for ARC was the Prestville area of northern Alberta, where ARC and its partner United Prestville Ltd. spent $13 million to initiate development of the newly discovered Cranberry Slave Point D Pool. ARC has a 70 per cent working interest in the pool, to which 4.8 mmboe of proved, a significant portion of which are undeveloped, and 7.2 mmboe of proved plus probable reserves have been assigned to ARC's interest by GLJ. The initial discovery well, Star Prestville 6-36-094-06W6, was drilled to 2,573 meters and encountered 15 meters of net oil pay in the Slave Point formation. The 6-36 well has produced light, sweet crude oil at rates of up to 630 barrels per day at minimal drawdown. The field is 12 kilometers southwest of the Cranberry Slave Point gas field.

Subsequent drilling by ARC at the Cranberry 10-36 and 13-25 locations encountered the same thick dolomitized Slave Point interval with net pay of 14 m at 10-36 and 20 m at 13-25. Restricted production rates of 600 to 850 barrels per day have been produced from these follow up wells, indicating comparable production characteristics to the 6-36 discovery well. The test rates at minimal drawdown are indicative of

News Release - February 11, 2004
Page 9
--------------------------------------------------------------------------------


significantly higher production potential at normal producing conditions. None of the wells drilled into this Slave Point complex have encountered a gas cap or a water leg. At year-end 2003, GLJ estimates the initial gross recoverable oil reserves for the subject pool to be 6.3 and 9.5 million barrels ("mmbbl") in the proved and proved plus probable reserve categories, respectively. (3) This corresponds to a positive revision and addition to estimates made at the time of the Star acquisition of 2.5 and 3.2 mmbbl in the proved and established reserve categories, respectively. Effective February 1, 2004, the Alberta Energy and Utilities Board has assigned an allowable production rate to the pool of approximately 900 barrels per day.

During 2003, ARC conducted extensive testing on the three wells. The pressure transient analysis and interference testing suggests the possibility that the oil accumulation could be materially larger than currently evaluated by GLJ. ARC began construction of an oil battery at the 10-36 location in 2003 which is now complete. The infrastructure focus in the area has shifted to the installation of a 12 km gas pipeline and a 20 km oil sales pipeline from the new pool to existing third party facilities.

ARC and Star also drilled three wells on a separate feature to the northeast of the Cranberry D Pool in township 95-05 W6M. These wells encountered lower permeability limestone reservoir that does not display the same deliverability characteristics as the Cranberry D Pool.

ARC currently has an interest in 49 sections of land in the Prestville area. In addition, through farm-ins, ARC has earned an interest in four sections of land by drilling the 04-09-94-05 W6M well and will earn an interest in four additional sections through the drilling of the 09-22-95-06 W6M well during the first quarter of 2004. To aid in determining the oil accumulation's extent, a 200 sq. km 3-D seismic program is being undertaken. The 3D program is underway and will be completed by the end of the first quarter of 2004. Funds of $20 million are included in the 2004 budget for the Prestville area. Future development drilling to further delineate the pool will be based on the results of the seismic program.


------------------------
(3) The estimate of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

News Release - February 11, 2004
Page 10
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

                                     [GRAPH]

                                  FARM-IN LANDS
                               ARC INTEREST LANDS
                                 SEISMIC OUTLINE

News Release - February 11, 2004
Page 11
--------------------------------------------------------------------------------


FINDING, DEVELOPMENT AND ACQUISITION COSTS4

Under NI 51-101, the implied methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC") required to bring the proved undeveloped and probable reserves to production (refer to the Appendix for further information on the FD&A calculation). As previously noted, this year's "proved plus probable" reserves are compared to prior year's "established" reserves which risked the probable reserves at 50 per cent.

FD&A COSTS - COMPANY INTEREST PROVED RESERVES (5)

                                                                                           2003                2002
---------------------------------------------------------------------------------------------------------------------
PRIOR YEARS' CALCULATION EXCLUDING FUTURE DEVELOPMENT CAPITAL
-------------------------------------------------------------
Capital Expenditures excluding net acquisitions - $thousands                            155,764              88,278
Reserve additions excluding net acquisitions - mboe    11,003                            11,442
Finding and Development Cost - $/boe                                                     $14.16               $7.72
Three Year Average F&D Cost - $/boe                                                      $11.19               $8.82

Capital Expenditures including net acquisitions - $thousands                            715,745             207,391
Reserve additions including net acquisitions - mboe    66,426                            23,378
Finding Development and Acquisition Cost - $/boe                                         $10.78               $8.87
Three Year Average FD&A Cost - $/boe                                                     $10.69               $9.07


NI 51-101 CALCULATION INCLUDING FUTURE DEVELOPMENT CAPITAL
----------------------------------------------------------
Capital Expenditures excluding net acquisitions - $thousands                            155,764              88,278
Net Change in FDC excluding net acquisitions -$thousands                                 15,811                 n/a
Total Capital including FDC- $thousands                                                 171,575                 n/a
Reserve additions excluding net acquisitions - mboe    11,003                            11,442
Finding and Development Cost - $/boe                                                     $15.59                 n/a
Three Year Average F&D Cost - $/boe                                                      $12.35                 n/a

Capital Expenditures including net acquisitions - $thousands                            715,745             207,391
Net Change in FDC including net acquisitions -$thousands                                125,200              27,000
Total Capital - $thousands                                                              840,945             234,391
Reserve additions including net acquisitions - mboe    66,426                            23,378
Finding Development and Acquisition Cost - $/boe                                         $12.66              $10.03
Three Year Average FD&A Cost - $/boe                                                     $11.96              $10.16
=====================================================================================================================

HISTORIC COMPANY INTEREST PROVED FD&A COSTS
---------------------------------------------------------------------------------------------------------------------
                                             2003        2002       2001       2000       1999        1998       1997
---------------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                  $10.78       $8.87     $11.35      $5.73      $5.86       $3.00      $6.08
Three year average FD&A excluding FDC      $10.69       $9.07      $8.06      $5.68      $5.76       $5.59        N/A
---------------------------------------------------------------------------------------------------------------------


Annual FD&A including FDC                  $12.66      $10.03     $11.93      $7.56      $6.78       $7.44      $6.13
Three year average FD&A including FDC      $11.96      $10.16      $9.09      $7.15      $6.64       $6.19        N/A
=====================================================================================================================

------------------------
(4) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

(5) In all cases, the F&D, or FD&A number is calculated by dividing the identified capital expenditures by the applicable reserves additions. BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

News Release - February 11, 2004
Page 12
--------------------------------------------------------------------------------


FD&A COSTS - COMPANY INTEREST PROVED PLUS PROBABLE ("P+P") RESERVES

                                                                                           2003                2002
---------------------------------------------------------------------------------------------------------------------
PRIOR YEARS' CALCULATION EXCLUDING FUTURE DEVELOPMENT CAPITAL
-------------------------------------------------------------
Capital Expenditures excluding net acquisitions - $thousands                            155,764              88,278
P+P Reserve additions excluding net acquisitions - mboe                                  15,284               9,389
Finding and Development Cost - $/boe                                                     $10.19               $9.40
Three Year Average F&D Cost - $/boe                                                      $10.49              $10.21

Capital Expenditures including net acquisitions - $thousands                            715,745             207,391
P+P Reserve additions including net acquisitions - mboe                                  84,159              22,360
Finding Development and Acquisition Cost - $/boe                                          $8.50               $9.27
Three Year Average FD&A Cost - $/boe                                                      $9.07               $8.21


NI 51-101 CALCULATION INCLUDING FUTURE DEVELOPMENT CAPITAL
----------------------------------------------------------
Capital Expenditures excluding net acquisitions - $thousands                            155,764              88,278
Net Change in FDC excluding net acquisitions -$thousands                                 28,500                 n/a
Total Capital including FDC- $thousands                                                 184,264                 n/a
P+P Reserve additions excluding net acquisitions - mboe                                  15,284               9,389
Finding and Development Cost - $/boe                                                     $12.06                 n/a
Three Year Average F&D Cost - $/boe                                                      $11.97                 n/a

Capital Expenditures including net acquisitions - $thousands                            715,745             207,391
Net Change in FDC including net acquisitions -$thousands                                171,000              34,000
Total Capital - $thousands                                                              886,745             241,391
P+P Reserve additions including net acquisitions - mboe                                  84,159              22,364
Finding Development and Acquisition Cost - $/boe                                         $10.54              $10.79
Three Year Average FD&A Cost - $/boe                                                     $10.52               $9.46
=====================================================================================================================

HISTORIC COMPANY INTEREST P+P FD&A COSTS
---------------------------------------------------------------------------------------------------------------------
                                             2003        2002       2001       2000       1999        1998       1997
---------------------------------------------------------------------------------------------------------------------
Annual FD&A excluding FDC                   $8.50       $9.27      $9.75      $5.16      $4.86       $3.62      $5.07
Three Year Average FD&A excluding FDC       $9.07       $8.21      $6.94      $4.95      $4.87       $4.85        N/A
---------------------------------------------------------------------------------------------------------------------


Annual FD&A including FDC                  $10.54      $10.79     $10.41      $7.21      $5.77      $11.21      $5.14
Three Year Average FD&A including FDC      $10.52       $9.46      $8.04      $6.54      $5.81       $5.59        N/A
=====================================================================================================================

News Release - February 11, 2004
Page 13
--------------------------------------------------------------------------------


ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $2.9 billion. The Trust currently has an interest in oil and gas production of approximately 56,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this document include, but are not limited to, ARC's internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2004 and beyond; the sources, deployment and allocation of expected capital in 2004; and the success of future development drilling prospects. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
             Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9

News Release - February 11, 2004
Page 14
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                    APPENDIX
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           NATIONAL INSTRUMENT 51-101
--------------------------------------------------------------------------------


Canadian Securities Administrators have implemented new standards of disclosure for reporting issuers engaged in upstream oil and gas activities effective December 31, 2003. The new disclosure standards referred to as National Instrument ("NI") 51-101 establish a regime of continuous disclosure for oil and gas companies and include specific reporting requirements. ARC's year-end reserve report summarized herein is compliant with NI 51-101.

In conjunction with NI 51-101, the Standing Committee on Reserves Evaluation of the Calgary Chapter of the Society of Petroleum Evaluation Engineers ("SPEE") and the Standing Committee on Reserves Definitions of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") (Petroleum Society) developed the Canadian Oil and Gas Evaluation Handbook ("COGEH") to serve as the guidelines for conducting reserve evaluations and reporting the results thereof. Canadian Securities regulators require reporting issuers to comply with COGEH. Volume 1 of the handbook entitled "Reserve Definitions and Evaluation Practices and Procedures" was published in June 2002. Additional clarification of the guidelines is still expected, hence some uncertainty still exists regarding the final form certain mandatory reports will take.

NI 51-101 and COGEH include specific information which must be reported and other information which is not mandatory to report but, if the issuer chooses to report it, specific definitions are in place to ensure consistency exists among reporting issuers. In many cases, ARC believes that meaningful disclosure exists which is not mandated by NI 51-101 or COGEH or which uses different definitions. It is for this reason that this news release and other documents which will be filed at a later date will include information beyond the NI 51-101 reporting requirements.

NI 51-101 includes a number of revised definitions for certain parameters relative to previous years' reports. In order to provide continuity with previous disclosure and to allow investors and analysts to understand our 2003 results, ARC's reporting includes references to previously defined terms which either no longer exist or have changed under NI 51-101.


RESERVE DEFINITIONS

NI 51-101 adopts the COGEH reserve definitions versus National Policy ("NP") 2-B definitions used in prior years. Following are the material differences between the COGEH definitions and NP 2-B.

"PROVED RESERVES are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated PROVED RESERVES." This definition is materially consistent between NI 51-101 and NP 2-B. However, NI 51-101 further identifies the certainty level for PROVED reserves as "at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated PROVED reserves". No such estimate of probability was included in NP 2-B.

The certainty associated with probable reserves differs between NI 51-101 and NP 2-B. NI 51-101 defines probable reserves as follows:

"PROBABLE RESERVES are those additional reserves that are less certain to be recovered than PROVED reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated PROVED plus PROBABLE reserves." NI 51-101 further defines the certainty level as "at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated PROVED plus PROBABLE reserves." Therefore, under NI 51-101, the PROVED plus PROBABLE reserves represent a "best estimate" or "expected reserves".

Under NP 2-B, a best estimate of reserves was derived by summing proved reserves plus a fraction of the probable reserves which were "reduced for an allowance for the risk that is associated with the probability of

News Release - February 11, 2004
Page 15
--------------------------------------------------------------------------------


obtaining production from such reserves". The risk factors were not generally estimated rigorously and it was common industry practice for companies to report proved plus 50 per cent of probable reserves (frequently referred to as "Established Reserves").

The ESTABLISHED reserves published in 2002 and prior years were considered to be a reasonable estimate of the reserves that would actually be recovered and are therefore comparable to the PROVED plus PROBABLE reserves published this year under NI 51-101. Therefore, in order for year over year comparisons to be meaningful, ESTABLISHED reserves for prior years are compared to PROVED plus PROBABLE reserves for 2003.


REPORTED RESERVES

Prior to this year, reporting issuers in Canada have reported all reserves in which they owned a beneficial interest. Specifically, this included working interest reserves as well as those associated with net carried interests and royalty interests. In the past, these interests were aggregated and reported collectively as "Company Interest" reserves. NI 51-101 requires disclosure of "Company Gross" (also knows as "Working Interest") reserves and specifically states that these reserves are to exclude royalty interests. As royalty interest owners generally have the right to "take in kind" their royalty share of production, ARC does not believe it is appropriate to exclude these interests from Company reserves disclosure and therefore includes the historic definition of Company Interest reserves in its reporting in order to allow for comparisons to be made to reported reserves in prior years. As required by NI 51-101, "Company Net" or "Net Interest" which is working interest plus royalties receivable minus royalties payable are also reported.


RESERVE RECONCILIATION TABLES

Detailed reserve reconciliation tables are required to be reported under NI 51-101. The new guidelines specifically require the reconciliation to be done on a net reserve basis. ARC also includes reconciliations on a Company Interest (working plus royalty interests) basis.

Following are the definitions of the individual components of the reserve reconciliation table:

         OPENING BALANCE
         Company reserves assigned in previous evaluation. Should a property be redefined bringing previously non-evaluated (e.g. Other properties) reserves into the property, current reserves estimates for the additional wells/lands (plus appropriate production back to opening balance date) are added to the opening balance. In some instances client supplied values will be used as opening balances.

         EXPLORATION DISCOVERIES
         Additions to reserves in reservoirs where no reserves were previously booked.

         DRILLING EXTENSIONS
         Additions to reserves resulting from capital expenditures for step-out drilling in previously discovered reservoirs. Reserves associated with a step-out drilling entity are classified as drilling extensions when actually drilled, provided they were not previously classified as reserves in that category or when they are initially classified as undeveloped reserves. Any positive or negative reserves changes to an entity after the initial assignment should be recorded as a technical revision.

News Release - February 11, 2004
Page 16
--------------------------------------------------------------------------------


         INFILL DRILLING
         Additions to reserves resulting from capital expenditures for infill drilling in previously discovered reservoirs that were not drilled for enhanced recovery schemes and that were not previously included in the initial reserves assignment. Any positive or negative reserves changes to an infill-drilling project after the initial assignment should be recorded as a technical revision.

         IMPROVED RECOVERY
         Additions to reserves resulting from capital expenditures associated with the installation of enhanced recovery schemes (secondary or tertiary projects such as waterfloods, miscible injection and insitu combustion, etc.) that were not previously included as reserves in that category. This may include both injection wells and infill production wells associated with the enhanced recovery project. Reserves added as a result of capital expenditures not specifically for drilling or enhanced recovery projects, such as for compression and improved gathering systems, are also included in the category. Any positive or negative reserves change to an enhanced recovery scheme after the initial assignment should be recorded as a technical revision.

         ECONOMIC FACTORS
         Changes to reserves between the current and previous reporting periods resulting from different price forecasts, inflation rates, and regulatory changes. The values in the ARC tables were estimated from price sensitivities conducted on previous evaluations, assuming that regulatory changes would have a negligible impact.

         TECHNICAL REVISIONS
         Positive or negative reserves revisions to a reserves entity resulting from new technical data or revised interpretations on previously assigned reserves. Positive technical revisions are usually associated with better reservoir performance and negative revisions with poorer reservoir performance.

         ACQUISITIONS
         Positive additions to reserves estimates as a result of purchasing oil and gas properties or increasing an interest in currently owned properties. The reserves additions are recorded at the closing date of the acquisition (after adjustment for any reserves changes between the end of the reporting period and the closing date of the acquisition.

         DISPOSITIONS
         Reductions in the reserve estimates as a result of selling all or a portion of an interest in oil and gas properties. The reserves reduction are recorded at the closing date of the disposition (after adjustment for any reserves changes between the start of the reporting period and the closing date of the disposition).

         PRODUCTION
         Reductions in the reserves estimates due to production during the time period being reconciled. These quantities may include estimated production for recent periods when actual sales quantities are not available.

         CLOSING BALANCE
         Company reserves assigned by GLJ in this evaluation.

In ARC's reconciliation tables, the infill drilling component has been included in the technical revisions category and has been footnoted to allow investors and analysts to understand its magnitude.

News Release - February 11, 2004
Page 17
--------------------------------------------------------------------------------


FINDING AND DEVELOPMENT ("F&D") COSTS

NI 51-101 does not require that F&D costs be reported but does specify how they are to be calculated if they are reported. The most notable change is associated with the inclusion of future development capital ("FDC") in the calculation which has not been the case in the past. The impact of this change will be that prior years' F&D costs will be higher than previously reported and costs at some point in the future will be lower than would have been reported under the former calculation methodology. ARC will report F&D costs and adhere to the revised calculation methodology but this year will also report the F&D costs using the former calculation methodology to facilitate investor and analyst comparisons of current versus past replacement costs. In addition, restated historical F&D costs including FDC are presented.

The F&D calculation methodology mandated by NI 51-101 does not fully capture ARC's ongoing reserve replacement costs since the definition specifically excludes acquisitions and dispositions. The use of F&D costs in benchmarking analysis is meant to indicate the cost structure of a reporting issuer for comparison against other issuers. For companies such as ARC, acquisitions make up a significant (and often dominant) component of its annual reserve replacement. To not include these costs could result in an inaccurate portrayal of an issuer's cost structure. Accordingly, ARC will also report finding, development and acquisition ("FD&A") costs which will incorporate all acquisitions net of any dispositions during the year. In this way, the true and accurate cost structure will be available for investors and analysts to review. The F&D subset of the FD&A costs will also be reported in order to comply with the requirements of NI 51-101.

The NI 51-101 F&D definition requires the reserves to be used in the calculation are the "additions" during the year. Although not specifically stated, we believe it was the intent that "revisions" be included in the "additions". Historic definitions of F&D and FD&A costs have included revisions to reflect the fact that prior years' costs may have been under or overstated depending upon whether the annual revision is positive or negative. ARC's reported F&D and FD&A costs incorporate revisions to prior years' estimates. Since it is very difficult (if not impossible) to track revisions to acquisitions versus exploration and development activities, the full revision determined by our independent evaluator has been included in both the F&D and FD&A calculations.